Exhibit 11.
 Statement Regarding Computation of Per Share Earnings
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 For the periods ended September 30

                                                               3rd Qtr.                       Nine months
                                                         1999              1998          1999           1998

 Diluted earnings per common share:
   Average common shares outstanding                    643,053         106,386       548,694         106,386


 Net income (loss)                                   $ (355,964)      $(159,896)    $(307,368)      $(152,577)
 Diluted earnings (loss) per share:                     $ (0.55)         $(1.50)       $(0.56)         $(1.43)
 Basic earnings (loss) per share:                       $ (0.55)         $(1.50)       $(0.56)         $(1.43)
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